Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2.	Date of Material Change:

January 11, 2010

Item 3.	News Release:

A News Release was issued January 20, 2010 through Marketwire.

Item 4.	Summary of Material Change:

Genco Resources Ltd. reported the resignation of Mr. Andrew Tunningley from his position as VP, Exploration.

Item 5.	Full Description of Material Change:

Please see attached News Release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer:

Mr. Robert Gardner, Acting CEO of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2205.

Item 9.	Date of Report:

January 22, 2010

Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO PROVIDES CORPORATE UPDATE

January 20, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to provide an update on ongoing activities to restart production at La Guitarra Mine in Mexico. Mine staff has completed a review of the underground & surface infrastructure, and reports, with the exception of some flooding in the San Rafael Mine which is now being addressed, the infrastructure is in good condition.

Genco is currently evaluating several options for restarting mining operations at La Guitarra once all necessary permits are updated and hiring & training of mine staff has been completed. Genco expects this process to take 6 to 8 weeks and will provide further updates in the future.

Genco’s Acting CEO, Robert Gardner commented, “We are extremely pleased with the results of the infrastructure review at La Guitarra, and we are confident that we can reopen La Guitarra without significant problems. Since we anticipate restarting mine production soon, we are now concentrating on new marketing and investor relations initiatives and specifics will be announced shortly.” The Company also reports Mr. Andrew Tunningley has resigned from his position as VP, Exploration. Genco thanks Mr. Tunningley for his dedicated efforts and wishes him well in his future endeavours.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.